SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2009
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name: Thomas Bum Joon Kim
Title: Managing Director

By:	/s/ Young Jin Kim
Name: Young Jin Kim
Title: Director

April 24, 2009
1st Quarter 2009
Preliminary Earnings Commentary
(KRX : 030200 / NYSE : KTC)

Disclaimer
This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the first quarter of 2009 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.
Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.
The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.
KT’s non-consolidated financial statements and report for 2009 first quarter will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on May 15, 2009.
If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.
Tel : 82-31-727-0950~59
Fax : 82-31-727-0949
E-mail: ir@kt.com
¡	The negative consolidated capital surplus that was recorded as of September 30, 2008 was restated as capital adjustment pursuant to changes of the SKAS No.25(“Consolidated Financial Statements”) as of December 29, 2008. In accordance, capital surplus and other capital adjustment as of fourth quarter 2008 and as of first quarter 2009 have changed in comparison to first quarter 2008.

1. Financial Highlights
A. Summary of Income Statement

	2009	2008	QoQ		2008	YoY		2008
(KRW bn)	1Q	4Q	Amount	Δ%	1Q	Amount	Δ%	Cumm.
OPERATING REVENUES	2,773.1	2,875.3	-102.2	-3.6%	2,967.0	-193.9	-6.5%	2,773.1
☐ Internet access	519.5	527.9	-8.4	-1.6%	528.1	-8.7	-1.6%	519.5
☐ Internet application	122.8	129.0	-6.2	-4.8%	106.9	15.9	14.8%	122.8
☐ Data	417.3	415.0	2.3	0.6%	402.4	14.9	3.7%	417.3
☐ Telephone	959.3	974.9	-15.6	-1.6%	1,023.2	-63.9	-6.2%	959.3
☐ LM	305.2	330.3	-25.1	-7.6%	364.1	-58.9	-16.2%	305.2
☐ Wireless	336.0	350.7	-14.7	-4.2%	419.9	-83.9	-20.0%	336.0
☐ Real estate	65.3	63.2	2.1	3.4%	58.7	6.6	11.2%	65.3
☐ Others	47.7	84.4	-36.7	-43.4%	63.6	-15.9	-24.9%	47.7
¡ SI	39.7	77.3	-37.6	-48.6%	55.5	-15.8	-28.4%	39.7
OPERATING EXPENSES	2,388.6	2,792.0	-403.4	-14.4%	2,634.0	-245.3	-9.3%	2,388.6
☐ Labor	598.2	703.5	-105.3	-15.0%	683.3	-85.1	-12.5%	598.2
☐ Commissions	207.3	211.1	-3.9	-1.8%	170.9	36.4	21.3%	207.3
☐ Sales commission	171.8	172.3	-0.5	-0.3%	230.1	-58.3	-25.3%	171.8
☐ Sales promotion	61.3	69.8	-8.5	-12.2%	79.3	-18.0	-22.8%	61.3
☐ Advertising	8.4	17.5	-9.1	-52.0%	16.9	-8.5	-50.3%	8.4
☐ Provision for doubtful accounts	15.6	-3.3	18.9	N/A	6.9	8.8	127.8%	15.6
☐ Depreciation	485.0	666.8	-181.9	-27.3%	482.3	2.6	0.5%	485.0
☐ Repairs & maintenance	17.3	49.1	-31.8	-64.8%	22.0	-4.7	-21.4%	17.3
☐ Cost of goods sold	127.2	106.4	20.8	19.5%	157.3	-30.1	-19.1%	127.2
☐ Cost of service provided	456.0	515.0	-59.0	-11.4%	476.8	-20.8	-4.4%	456.0
☐ R&D	43.8	77.7	-33.9	-43.6%	56.8	-13.0	-22.9%	43.8
☐ Activation/installation and A/S cost	73.1	86.9	-13.9	-16.0%	96.5	-23.5	-24.3%	73.1
☐ Others	123.8	119.1	4.7	4.0%	154.9	-31.1	-20.1%	123.8
OPERATING INCOME	384.5	83.3	301.2	361.6%	333.0	51.4	15.4%	384.5
Operating margin	13.9%	2.9%	11.0% P		11.2%	2.6% P		13.9%
EBITDA(1)	869.4	750.1	119.3	15.9%	815.4	54.1	6.6%	869.4
EBITDA margin	31.4%	26.1%	5.3% P		27.5%	3.9% P		31.4%
Non-operating income	225.1	291.9	-66.7	-22.9%	134.3	90.8	67.6%	225.1
Non-operating expenses	434.1	405.3	28.8	7.1%	269.6	164.5	61.0%	434.1
INCOME BEFORE INCOME TAXES	175.5	-30.1	205.6	N/A	197.8	-22.2	-11.2%	175.5
Income tax expenses	36.0	-3.9	39.9	N/A	43.7	-7.7	-17.6%	36.0
Effective tax rate	20.5%	12.9%	7.5% P		22.1%	-1.6% P		20.5%
NET INCOME	139.6	-26.2	165.8	N/A	154.1	-14.5	-9.4%	139.6
EPS(2) (units: won)	691	-130	821	N/A	756	-65	-8.6%	691

(1)	EBITDA = Operating income + depreciation

(2)	EPS = Net income ÷ Weighted average of no. of shares outstanding

¡	Revenue

— YoY and QoQ decrease was due to fall in telephone, LM and wireless revenue.

¡	Operating Income

— QoQ increase was due to decrease in labor and depreciation

— YoY increase was due to decrease in labor and sales commission

B. Summary of Balance Sheet

	2009	2008	QoQ		2008	YoY
(KRW bn)	1Q	4Q	Amount	Δ%	1Q	Amount	Δ%
TOTAL ASSETS	18,841.8	18,684.9	156.9	0.8%	17,596.1	1,245.7	7.1%
☐ Current assets	4,208.1	3,778.1	430.0	11.4%	3,058.7	1,149.4	37.6%
¡ Quick assets	4,042.5	3,610.6	432.0	12.0%	2,953.5	1,089.0	36.9%
— Cash & Cash equivalents	1,763.0	1,425.9	337.1	23.6%	884.5	878.4	99.3%
¡ Inventories	165.6	167.5	-1.9	-1.2%	105.2	60.4	57.4%
☐ Non-current assets	14,633.7	14,906.8	-273.1	-1.8%	14,537.4	96.3	0.7%
¡ Investments and other non-current assets	4,164.4	4,081.1	83.3	2.0%	3,753.8	410.6	10.9%
— KTF shares	2,590.7	2,560.1	30.5	1.2%	2,595.4	-4.8	-0.2%
— Long-term loans	15.7	20.3	-4.7	-23.0%	39.8	-24.2	-60.7%
— Others	1,558.1	1,500.7	57.4	3.8%	1,118.5	439.6	39.3%
¡ Tangible assets	10,107.4	10,428.7	-321.3	-3.1%	10,371.0	-263.6	-2.5%
¡ Intangible assets	361.9	397.0	-35.1	-8.8%	412.6	-50.7	-12.3%
TOTAL LIABILITIES	10,310.5	9,853.0	457.4	4.6%	8,983.8	1,326.6	14.8%
☐ Current liabilities	2,686.4	2,585.9	100.5	3.9%	2,455.7	230.7	9.4%
¡ Interest-bearing debts	629.3	410.2	219.1	53.4%	235.1	394.2	167.7%
¡ Accounts payable	491.8	644.1	-152.4	-23.7%	664.0	-172.3	-25.9%
¡ Others	1,565.3	1,531.6	33.8	2.2%	1,556.5	8.8	0.6%
☐ Non-current liabilities	7,624.1	7,267.2	356.9	4.9%	6,528.2	1,095.9	16.8%
¡ Interest-bearing debts	6,284.0	5,881.2	402.7	6.8%	5,104.6	1,179.4	23.1%
¡ Installation deposit	763.1	781.9	-18.8	-2.4%	833.1	-69.9	-8.4%
¡ Others	576.9	604.0	-27.1	-4.5%	590.5	-13.6	-2.3%
TOTAL STOCKHOLDERS’ EQUITY	8,531.4	8,831.9	-300.5	-3.4%	8,612.3	-80.9	-0.9%
☐ Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
☐ Capital surplus	1,440.6	1,440.6	0.0	0.0%	1,276.7	163.9	12.8%
☐ Retained earnings	9,727.4	9,814.1	-86.7	-0.9%	9,592.2	135.2	1.4%
☐ Capital adjustments	-4,154.2	-3,994.7	-159.4	N/A	-3,815.8	-338.4	N/A
¡ Treasury stock	-3,989.2	-3,824.9	-164.3	N/A	-3,824.9	-164.3	N/A
¡ Gain(loss) on valuation of investment securities	8.9	8.9	0.0	0.0%	8.9	0.0	0.0%
¡ Others	-173.9	-178.7	4.9	N/A	0.2	-174.1	N/A
☐ Others	-43.5	10.9	-54.4	N/A	-1.9	-41.6	N/A
Total interest-bearing debt	6,913.3	6,291.5	621.8	9.9%	5,339.7	1,573.6	29.5%
Net debt	5,150.3	4,865.6	284.7	5.9%	4,455.2	695.2	15.6%
Net debt / Total shareholders’ equity	60.4%	55.1%	5.3% P		51.7%	8.6% P

¡	Assets

— Increase in cash and cash equivalents due to issuance of debt.

¡	Liabilities

— YoY and QoQ increase of non-current liabilities due to issuance of debt.

¡	Stockholders’ Equity

— Change in treasury stock due to purchase of treasury shares for retirement

— Change in capital surplus and capital adjustment due to change in accounting standards.

2. Operating Results
A. Internet Revenue

	2009	2008	QoQ		2008	YoY		2009
(KRW bn)	1Q	4Q	Amount	Δ%	1Q	Amount	Δ%	Cumm.
Internet access	519.5	527.9	-8.4	-1.6%	528.1	-8.7	-1.6%	519.5
☐ Broadband	519.0	528.2	-9.1	-1.7%	527.5	-8.5	-1.6%	519.0
¡ QOOK Internet	485.0	500.7	-15.7	-3.1%	501.1	-16.1	-3.2%	485.0
¡ Nespot	6.5	6.9	-0.4	-6.2%	8.5	-2.0	-23.0%	6.5
¡ WiBro	27.5	20.5	7.0	34.3%	17.9	9.6	53.5%	27.5
☐ Others	0.5	-0.3	0.8	N/A	0.7	-0.2	-28.3%	0.5
Internet application	122.8	129.0	-6.2	-4.8%	106.9	15.9	14.8%	122.8
☐ IDC	50.8	59.3	-8.5	-14.3%	48.9	2.0	4.0%	50.8
☐ Bizmeka	33.1	33.9	-0.8	-2.3%	36.7	-3.6	-9.8%	33.1
☐ QOOK TV	19.9	17.6	2.2	12.7%	5.0	14.8	293.9%	19.9
☐ Others	19.0	18.2	0.8	4.5%	16.3	2.7	16.3%	19.0

¡	Internet access

	—	YoY and QoQ decrease in revenue due to decrease in QOOK internet ARPU affected by increase of bundled services subscribers and long-term discount subscribers.

¡	Internet application

	—	QoQ decrease from fall in sales revenue such as sales of servers in IDC revenue.

*	QOOK : New brand name for KT’s fixed line products
B. Data Revenue

	2009	2008	QoQ		2008	YoY		2009
(KRW bn)	1Q	4Q	Amount	Δ%	1Q	Amount	Δ%	Cumm.
Data	417.3	415.0	2.3	0.6%	402.4	14.9	3.7%	417.3
☐ Leased line	277.9	277.1	0.8	0.3%	268.3	9.7	3.6%	277.9
¡ Local	115.2	117.5	-2.3	-2.0%	116.8	-1.6	-1.4%	115.2
¡ Domestic long distance	85.1	85.6	-0.5	-0.5%	80.2	5.0	6.2%	85.1
¡ International long distance	6.3	6.3	0.0	0.0%	5.0	1.3	25.8%	6.3
¡ Broadcasting & others	71.3	67.7	3.6	5.3%	66.2	5.0	7.6%	71.3
☐ Data leased line	39.0	39.9	-0.9	-2.3%	37.8	1.2	3.2%	39.0
¡ Packet data	0.4	1.0	-0.6	-62.3%	1.6	-1.2	-76.5%	0.4
¡ National network ATM	21.7	21.3	0.3	1.4%	20.7	0.9	4.6%	21.7
¡ VPN	16.9	17.5	-0.6	-3.4%	15.4	1.5	9.7%	16.9
☐ Kornet	63.7	61.4	2.3	3.7%	62.9	0.8	1.3%	63.7
☐ Satellite	26.8	27.3	-0.5	-1.7%	26.0	0.9	3.3%	26.8
☐ Others	9.8	9.2	0.6	6.5%	7.5	2.4	31.4%	9.8

C. Telephone Revenue

	2009	2008	QoQ		2008	YoY		2009
(KRW bn)	1Q	4Q	Amount	Δ%	1Q	Amount	Δ%	Cumm.
Telephone revenue	959.3	974.9	-15.6	-1.6%	1,023.2	-63.9	-6.2%	959.3
☐ Subscriber connection	320.0	322.1	-2.2	-0.7%	340.3	-20.3	-6.0%	320.0
¡ Subscription fee	4.3	5.5	-1.2	-21.1%	9.2	-4.9	-53.0%	4.3
¡ Basic monthly fee	255.5	261.4	-5.9	-2.3%	270.1	-14.6	-5.4%	255.5
¡ Installlation	4.9	5.7	-0.8	-13.5%	7.9	-3.0	-37.4%	4.9
¡ Interconnection	55.2	49.6	5.6	11.4%	53.1	2.1	3.9%	55.2
☐ Local	203.1	220.5	-17.4	-7.9%	224.2	-21.1	-9.4%	203.1
¡ Usage	126.3	132.2	-5.8	-4.4%	148.5	-22.2	-14.9%	126.3
¡ Interconnection	21.6	22.9	-1.4	-5.9%	23.8	-2.3	-9.5%	21.6
¡ Others	55.2	65.4	-10.2	-15.7%	51.8	3.3	6.4%	55.2
☐ Domestic long distance	123.0	133.6	-10.6	-7.9%	152.2	-29.1	-19.1%	123.0
¡ Usage	117.6	125.9	-8.4	-6.6%	142.9	-25.3	-17.7%	117.6
¡ Interconnection	5.2	7.4	-2.2	-29.4%	9.0	-3.8	-42.1%	5.2
¡ Others	0.2	0.3	0.0	-9.6%	0.2	0.0	-6.5%	0.2
☐ International long distance	35.3	40.2	-4.9	-12.2%	46.9	-11.6	-24.8%	35.3
☐ International settlement	63.5	67.7	-4.2	-6.1%	49.7	13.8	27.8%	63.5
☐ QOOK Internet phone	41.5	23.7	17.7	74.7%	10.2	31.3	305.7%	41.5
☐ VAS	77.0	74.2	2.8	3.7%	93.4	-16.4	-17.6%	77.0
☐ Public telephone	14.2	21.4	-7.3	-33.9%	10.6	3.5	33.3%	14.2
☐ 114 phone directory service	30.3	27.7	2.6	9.3%	32.1	-1.8	-5.5%	30.3
☐ Others	51.5	43.7	7.8	17.8%	63.6	-12.2	-19.1%	51.5

¡	Local — Others

	—	One-off increase in 4Q08 due to reflection of increased local telephone loss estimation of USO.

¡	International long distance

	—	QoQ and YoY decrease due to fall in international call traffic.

¡	QOOK Internet phone

	—	QoQ and YoY increase due to rise in 1) handset sales affected by increase of new subscribers and 2) rise in service revenue affected by increase in retained subscribers.

¡	Public telephone

	—	One-off increase in 4Q08 due to reflection of increased public telephone loss estimation of USO.

D. LM(Land to Mobile) Interconnection Revenue

	2009	2008	QoQ		2008	YoY		2009
(KRW bn)	1Q	4Q	Amount	Δ%	1Q	Amount	Δ%	Cumm.
LM Revenue	305.2	330.3	-25.1	-7.6%	364.1	-58.9	-16.2%	305.2
LM interconnection cost	165.2	161.7	3.5	2.2%	184.5	-19.3	-10.5%	165.2

¡	LM Revenue

	—	QoQ and YoY decline due to decrease in subscribers and call traffic.

¡	LM Interconnection cost

	—	One-off decrease in 4Q08 due to reflection of interconnection cost settlement estimate amount (-9bn).

	—	It takes approximately 2 months for operators to verify the actual volume of LM traffic. Thus figures for 2 months of every quarter are based on estimation, resulting in disparity with actual call traffic.
E. Wireless Revenue

	2009	2008	QoQ		2008	YoY		2009
(KRW bn)	1Q	4Q	Amount	Δ%	1Q	Amount	Δ%	Cumm.
Wireless revenue	336.0	350.7	-14.7	-4.2%	419.9	-83.9	-20.0%	336.0
☐ PCS resale	334.5	351.1	-16.6	-4.7%	418.2	-83.7	-20.0%	334.5
¡ PCS service	229.0	242.8	-13.8	-5.7%	255.1	-26.1	-10.2%	229.0
¡ Handset sales	105.5	108.3	-2.8	-2.6%	163.2	-57.6	-35.3%	105.5
☐ Others	1.5	-0.4	1.9	N/A	1.7	-0.2	-12.1%	1.5

¡	Wireless revenue

	—	YoY and QoQ decrease due to fall in new and retained subscribers.

F. Operating Expenses

	2009	2008	QoQ		2008	YoY		2009
(KRW bn)	1Q	4Q	Amount	Δ%	1Q	Amount	Δ%	Cumm.
Labor	598.2	703.5	-105.3	-15.0%	683.3	-85.1	-12.5%	598.2
☐ Salaries & wages	445.2	444.9	0.3	0.1%	476.8	-31.7	-6.6%	445.2
☐ Employee welfare	112.8	141.5	-28.6	-20.2%	108.5	4.3	4.0%	112.8
☐ Provision for retirement	40.2	117.2	-77.0	-65.7%	98.0	-57.8	-59.0%	40.2
Commissions	207.3	211.1	-3.9	-1.8%	170.9	36.4	21.3%	207.3
Marketing expenses	241.5	259.6	-18.2	-7.0%	326.3	-84.8	-26.0%	241.5
☐ Sales commission	171.8	172.3	-0.5	-0.3%	230.1	-58.3	-25.3%	171.8
☐ Sales promotion	61.3	69.8	-8.5	-12.2%	79.3	-18.0	-22.8%	61.3
☐ Advertising	8.4	17.5	-9.1	-52.0%	16.9	-8.5	-50.3%	8.4
Provision for doubtful accounts	15.6	-3.3	18.9	N/A	6.9	8.8	127.8%	15.6
Depreciation	485.0	666.8	-181.9	-27.3%	482.3	2.6	0.5%	485.0
Repairs and Maintenance	17.3	49.1	-31.8	-64.8%	22.0	-4.7	-21.4%	17.3
Cost of goods sold	127.2	106.4	20.8	19.5%	157.3	-30.1	-19.1%	127.2
☐ PCS handset cost	104.0	108.5	-4.5	-4.1%	160.6	-56.6	-35.3%	104.0
☐ Others	23.2	-2.1	25.3	N/A	-3.3	26.5	N/A	23.2
Cost of service provided	456.0	515.0	-59.0	-11.4%	476.8	-20.8	-4.4%	456.0
☐ Cost of service	210.6	260.8	-50.2	-19.3%	226.5	-16.0	-7.0%	210.6
¡ Network cost to KTF	119.0	125.7	-6.7	-5.4%	128.8	-9.8	-7.6%	119.0
¡ SI service cost	35.1	73.4	-38.3	-52.2%	53.9	-18.8	-34.9%	35.1
¡ Others	56.5	61.7	-5.2	-8.4%	43.8	12.6	28.9%	56.5
☐ International settlement cost	60.3	67.9	-7.6	-11.2%	59.3	1.0	1.7%	60.3
☐ LM interconnection cost	165.2	161.7	3.5	2.2%	184.5	-19.3	-10.5%	165.2
☐ Others	20.0	24.6	-4.6	-18.8%	6.5	13.4	205.7%	20.0
R&D	43.8	77.7	-33.9	-43.6%	56.8	-13.0	-22.9%	43.8
Activation/installation and A/S cost	73.1	86.9	-13.9	-16.0%	96.5	-23.5	-24.3%	73.1
Others	123.8	119.1	4.7	4.0%	154.9	-31.1	-20.1%	123.8
CAPEX*	120.8	627.4	-506.6	-80.8%	395.3	-274.5	-69.5%	120.8

*	2008.4Q CAPEX was settled as 627.4 billion(previously disclosed as 627.8bn)

¡	Labor

	—	4Q08 increase in employee welfare cost due to one-off compensation as a result of labor negotiations

	—	YoY and QoQ decrease due to fall in severance indemnities affected by decrease in number of employees and bonus payments.

¡	Commission

	—	QoQ increase due to establishment of KT Data Systems.

¡	Marketing expenses

	—	QoQ and YoY decrease due to fall in new subscribers.

¡	COGS

	—	Rise in QoQ due to increased QOOK internet phone subscribers and WiBro netbook subscribers.

G. Non-operating Income

	2009	2008	QoQ		2008	YoY		2009
(KRW bn)	1Q	4Q	Amount	Δ%	1Q	Amount	Δ%	Cumm.
Non-operating income	225.1	291.9	-66.7	-22.9%	134.3	90.8	67.6%	225.1
☐ Gains on disposition of investments	0.0	0.0	0.0	N/A	0.0	0.0	N/A	0.0
☐ Gains on disposition of tangible assets	0.4	0.5	0.0	-9.0%	0.4	0.0	1.1%	0.4
☐ Interest income	26.0	37.3	-11.4	-30.5%	18.2	7.8	42.8%	26.0
☐ FX transaction gain	14.6	21.4	-6.8	-31.6%	6.3	8.3	130.3%	14.6
☐ FX translation gain	18.1	4.3	13.8	321.7%	11.0	7.1	64.9%	18.1
☐ Gain on equity method	57.2	7.4	49.8	674.5%	19.1	38.2	200.1%	57.2
☐ Others	108.8	221.0	-112.2	-50.8%	79.3	29.5	37.2%	108.8

¡	Interest income

	—	One-off increase in 4Q08 due to dividend income in severance indemnities insurance.

¡	Others

	—	QoQ fall due to decrease in gain on valuation of derivatives
H. Non-operating Expenses

	2009	2008	QoQ		2008	YoY		2009
(KRW bn)	1Q	4Q	Amount	Δ%	1Q	Amount	Δ%	Cumm.
Non-operating expenses	434.1	405.3	28.8	7.1%	269.6	164.5	61.0%	434.1
☐ Interest expense	98.1	92.1	6.0	6.5%	72.6	25.5	35.1%	98.1
☐ FX transaction loss	12.2	21.2	-9.0	-42.6%	2.0	10.1	499.9%	12.2
☐ FX translation loss	242.4	170.8	71.6	41.9%	108.4	134.0	123.6%	242.4
☐ Loss on equity method	23.8	-9.8	33.6	N/A	36.5	-12.6	-34.7%	23.8
☐ Loss on disposition of fixed assets	4.9	18.7	-13.8	-73.9%	7.9	-3.1	-38.5%	4.9
☐ Others	52.7	112.3	-59.6	-53.0%	42.2	10.5	25.0%	52.7

¡	FX translation loss

	—	QoQ decline from relatively stronger exchange rate over previous quarter (4Q08: 1,257.5 KRW/US$ → 1Q09: 1,377.1 KRW/US$)

2009/03

Broadband
	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09
Broadband Subs	6,555,162	6,627,175	6,648,047	6,684,230	6,687,147	6,741,946	6,811,107	6,754,027	6,793,156	6,771,374	6,711,538	6,683,979	6,682,793	6,714,405
Net Addition	36,341	72,013	20,872	36,183	2,917	54,799	69,161	-57,080	39,129	-21,782	-59,836	-27,559	-1,186	31,612
¡ Megapass Lite	5,565,964	5,599,970	5,600,582	5,613,366	5,596,844	5,629,828	5,662,337	5,611,047	5,624,066	5,600,155	5,552,393	5,518,916	5,512,777	5,533,193
¡ Megapass Special	989,198	1,027,205	1,047,465	1,070,864	1,090,303	1,112,118	1,148,770	1,142,980	1,169,090	1,171,219	1,159,145	1,165,063	1,170,016	1,181,212

Broadband M/S
KT	44.2%	44.3%	44.2%	44.4%	44.4%	44.7%	44.7%	44.2%	44.1%	43.8%	43.8%	43.1%	42.8%
Hanaro	24.6%	24.2%	24.0%	23.5%	23.0%	22.4%	21.9%	22.6%	22.7%	22.7%	22.7%	23.0%	23.1%
Powercomm	12.0%	12.2%	12.3%	12.5%	12.8%	13.2%	13.6%	13.4%	13.5%	13.8%	13.8%	14.3%	14.5%
Dacom	0.4%	0.4%	0.4%	0.3%	0.3%	0.3%	0.3%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%
SO	17.7%	17.8%	17.9%	18.2%	18.4%	18.6%	18.4%	18.5%	18.4%	18.4%	18.4%	18.4%	18.4%
Others	1.1%	1.1%	1.1%	1.0%	1.0%	0.9%	1.1%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%

Wireless
	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09
Nespot	395,395	391,921	388,506	389,393	387,193	379,663	376,860	370,764	363,214	359,465	351,869	347,694	344,045	340,197
WiBRO	120,443	145,290	158,190	197,496	201,903	187,601	177,611	172,048	175,194	176,157	160,422	164,472	172,524	184,015
KT Resale	2,919,223	2,938,583	2,959,223	2,901,544	2,905,973	2,898,953	2,894,718	2,860,213	2,874,966	2,861,746	2,833,751	2,815,794	2,791,803	2,800,273
— KTF Resale Activation	132,058	195,159	150,140	93,935	166,982	151,074	108,058	81,109	133,066	83,316	83,224	92,910	87,689	134,796
— KTF Resale Deactivation	156,834	175,799	129,500	151,614	162,553	158,094	112,293	115,614	118,313	96,536	111,219	110,867	111,680	126,326
— Internal Migration	28,495	4,912	3,800	4,813	7,852	16,115	8,391	7,240	15,567	7,276	16,862	16,479	11,329	11,051
— Net Addition	-24,776	19,360	20,640	-57,679	4,429	-7,020	-4,235	-34,505	14,753	-13,220	-27,995	-17,957	-23,991	8,470
— Churn Rate	5.3%	6.0%	4.4%	5.2%	5.6%	5.4%	3.9%	4.0%	4.1%	3.4%	3.9%	3.9%	4.0%	4.5%

* Both the ‘activation’ and ‘deactivation’ numbers above include ‘internal migration’(2G→3G).

Mega-TV
	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09
Mega-TV	495,913	567,230	608,734	636,536	705,856	722,857	766,058	808,101	846,651	825,760	773,109	712,131	691,009	694,315

Fixed-line
	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09
Telephony (’000)	20,842	20,818	20,779	20,762	20,741	20,695	20,673	20,621	20,573	20,491	19,866	19,749	19,625	19,468
Household (’000)	19,894	19,861	19,817	19,796	19,768	19,719	19,689	19,635	19,579	19,496	18,883	18,766	18,642	18,483
Business (’000)	948	958	962	966	974	976	984	986	994	996	983	983	983	984
Domestic Long Distance (’000)	18,532	18,512	18,512	18,466	18,440	18,397	18,371	18,321	18,272	18,197	17,634	17,528	17,899	17,263
* Ann (’000)	2,387	2,433	2,461	2,480	2,532	2,540	2,552	2,584	2,596	2,603	2,611	2,619	2,632	2,646
* Ringo (’000)	3,817	3,821	3,813	3,819	3,815	3,805	3,794	3,773	3,754	3,716	3,685	3,640	3,603	3,578
* Caller ID Users (’000)	5,553	5,569	5,582	5,599	5,599	5,591	5,590	5,586	5,579	5,561	5,535	5,506	5,472	5,435
* My Style(Local) (’000)	1,005	985	966	950	933	916	902	887	871	856	839	824	807	787
* My Style(DLD) (’000)	877	858	839	823	808	792	780	767	751	738	723	710	694	676

Fixed-line M/S
Local M/S (subscriber base)	90.2%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.0%	89.9%	89.9%	89.8%	89.8%	89.8%	89.9%
DLD (revenue base)	85.4%	85.3%	85.3%	85.3%	85.5%	85.6%	85.7%	85.5%	85.3%	85.4%	85.3%	85.7%	85.7%

Reference Data
	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09
Population (’000)	48,481	48,494	48,507	48,519	48,532	48,544	48,557	48,569	48,582	48,594	48,607	48,618	48,630	48,642
Number of Household (’000)	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673

*	Broadband

	—	Reorganized service lineup into 2 price packages— Lite and Special in May 19, 2008. Previous Lite, Premium →Lite(50M), Special, Ntopia→Special(100M)

*	Fixed-line

	—	Telephony : From Jan.2008, number of business line subscribers will be included in Telephony, pursuant to the reporting rules of KCC

	—	Household : Formerly ‘Local’ subscribers